Exhibit 99.1

Westport Fuel Systems Reports First Quarter 2017 Financial Results

~2017 off to a strong start~

VANCOUVER, May 11, 2017 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) reported financial results for the first quarter ended March 31, 2017, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"We had a strong first quarter, and we look forward to building upon our momentum," said Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. "Both revenues and margins improved while our implementation of cost efficiencies continues to yield results. Commercial shipment of our Westport™ HPDI 2.0 technology is on-track for later this year, a significant milestone that will bring in a new ongoing revenue stream and allow us to ramp-down our R&D spending. We are pleased to be making further progress and continue to keep our focus on making Westport Fuel Systems a sustainable and profitable company that can deliver value to customers, employees and shareholders."

Q1 2017 CONSOLIDATED FINANCIAL HIGHLIGHTS

CONTINUING OPERATIONS
($ in millions, except per share amounts)	Three Months Ended March 31
	2017	2016[1]
Consolidated Revenues	$60.0	$24.0
Consolidated Gross Margin	17.5	6.4
Consolidated Gross Margin %	29.2%	26.7%
Operating Expenses	27.4	25.4
Income from Unconsolidated Joint Ventures	1.8	0.7
Net Loss from Continuing Operations	(12.8)	(24.5)
Net Loss per Share from Continuing Operations	(0.12)	(0.38)
Cash and Short-term Investments Balance	47.7	24.6
[1]The quarter ended March 31, 2016 does not include Fuel Systems Solutions, Inc. ("Fuel Systems").

•	Consolidated revenues for the quarter ended March 31, 2017, was $60.0 million compared with $24.0 million for the same period last year mainly due to the addition of Fuel Systems revenue as a result of the merger and improving market outlook in key regions.
•	Consolidated gross margin for the quarter ended March 31, 2017 was $17.5 million or 29.2% of revenue, compared with $6.4 million or 26.7% of revenue for the same period last year. The change in gross margin is partly due to the merger with Fuel Systems as well as operational improvements and efficiencies implemented following the closure of the merger.
•	Consolidated operating expenses were $27.4 million for the quarter ended March 31, 2017, an increase of $2.0 million from $25.4 million in the same period last year which did not include any operating expenses from Fuel Systems.
•	Net loss from continuing operations for the quarter ended March 31, 2017, was $12.8 million or a loss of $0.12 per share, compared with a loss of 24.5 million or a loss of 0.38 per share in the same period last year.

In April 2017, the Company sold the assets of its Auxiliary Power Unit business ("APU") and is currently negotiating the sale of additional assets of the remainder of the Industrial segment. In light of these developments, effective first quarter 2017, the [previously reported] Industrial business segment has been reclassified to Discontinued Operations.

"We continue to make progress on strengthening our balance sheet, improving our operating efficiencies and bringing our cost structure in line with our revenues," said Ashoka Achuthan, Chief Financial Officer of Westport Fuel Systems. "In the first quarter we refinanced our European credit facility at similar terms and in April we completed the sale of our APU assets for $70 million US dollars. This transaction has added cash to our balance sheet and allows us to concentrate on growing market share for our unmatched proprietary alternative fuel technologies. We remain focused on executing upon the continued transformation of Westport Fuel Systems."

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
($ in millions, except unit amounts)	Three Months Ended March 31		Change Better / (Worse)
	2017	2016 (Adjusted)[1]
Units	1,740	1,647	5.6%
Revenue	$70.7	$65.0	8.8%
Gross Margin	21.8	16.6	31.3%
Gross Margin %	30.8%	25.5%	n/a
Operating Expenses	16.8	15.9	5.7%
Segment Operating Income	5.0	0.7	614.3%
Westport Fuel Systems 50% Interest	$1.8	$0.5	260.0%
[1] 2016 adjusted for change in accounting policy at CWI.

•	Revenue was $70.7 million on 1,740 units for the quarter ended March 31, 2017, a increase of 8.8% in revenue over the same period last year due to improved sales in the transit and refuse markets.
•	Gross margin during the quarter ended March 31, 2017, increased by $5.2 million on higher engine sales and a favorable decrease in net warranty adjustments.
•	CWI operating income attributable to Westport Fuel Systems for the quarter ended March 31, 2017, was $1.8 million, up from the prior year due to improved shipments and higher gross margins.
•	CWI recently announced its 2018 product line that will feature the zero equivalent emissions ISX12N and L9N engines. This demonstrates an important milestone in product development for Cummins Westport, creating a move to zero emissions strategy for customers and industry offering on-highway customers the benefits of performance and reliability at an ultra-low emissions level.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units' ability to generate sustained cash flow.  Adjusted EBITDA includes the company's share of income from joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES
($ in millions)	31-Mar-16 [1] [2]	30-Jun-2016 [1] [2]	30-Sep-2016 [2]	31-Dec-2016	31-Mar-2017
Loss before Income Taxes	$(24.7)	$3.1	$(34.4)	$(41.7)	$(13.6)

Interest Expense, Net	2.3	2.7	3.1	4.3	3.4
Depreciation and Amortization	3.1	3.7	5.2	3.9	3.7
EBITDA	(19.3)	9.5	(26.1)	(33.5)	(6.5)

Stock based compensation	4.0	2.3	2.9	1.2	1.1
Unrealized foreign exchange (gain) loss	1.3	4.1	(7.1)	8.1	(1.6)
Asset impairment	—	—	—	2.7	—
Inventory impairment from product line closure	—	—	4.3	1.3	—
Bargain purchase gain	—	(42.9)	—	7.1	—
Merger and financing costs	2.1	4.5	0.4	—	—
Amortization of fair value inventory adjustment recorded on acquisition	—	0.4	1.0	—	—
(Gain) loss on sale of investments	—	6.3	(3.9)	(0.3)	—
Restructuring, termination and other exit costs	—	—	17.5	1.5	1.6
Other	—	4.1	0.2	0.9	1.3
Total Adjusted EBITDA	$(11.9)	$(11.7)	$(10.8)	$(11.0)	$(4.1)
[1] The merger closed on June 1, 2016. The quarter ended March 31, 2016, does not include Fuel Systems. The quarter ended June 30, 2016, includes one month of Fuel Systems.
[2] Q1, Q2 and Q3 of 2016 have been adjusted for a change in accounting policy at CWI.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport Fuel Systems full financials for the quarter ended March 31, 2017, please visit wfsinc.com/investors/financial-information.

CONFERENCE CALL PRESENTATION

Westport Fuel Systems is providing this presentation of financial information based on the most recent reporting structure that was implemented in the first quarter of 2017. The Company is providing this presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems full financials for the quarter ended March 31, 2017.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, May 11, 2017,  at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at wfsinc.com/investors

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 1376. The replay will be available until May 18, 2017. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future sale of the remainder of the Industrials Business and rationalization of operations and reduction of overhead expenses, continued research and development investment, future of our development programs (including those relating to the referenced HPDI program), timing for launch, delivery and completion of milestones related to the products referenced herein (including HPDI components),  Westport Fuel Systems expected actions, future sales of non-core assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Fuel Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/11/c4984.html

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For further information: Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 16:19e 11-MAY-17